As filed with the Securities and Exchange Commission on June 29, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14624

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABN AMRO GROUP PROFIT SHARING AND SAVINGS PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10, 1082 PP Amsterdam
The Netherlands

REQUIRED INFORMATION

Financial Statements and Supplemental Schedule

ABN AMRO Group Profit Sharing and Savings Plan and Trust

Years ended December 31, 2005 and 2004 with Report of Independent Registered Public Accounting Firm

Employer Identification #13-5268975
Plan #003

ABN AMRO Group Profit Sharing and Savings Plan and Trust	EIN 13-5268975 Plan #003

Financial Statements and Supplemental Schedule

Years ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

Members of the Committee Administering
the ABN AMRO Group Profit Sharing and Savings Plan and Trust

We have audited the accompanying statements of assets available for benefits of the ABN AMRO Group Profit Sharing and Savings Plan and Trust as of December 31, 2005 and 2004, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Velma Butler & Company, Ltd.

Chicago, Illinois
June 27, 2006

ABN AMRO Group Profit Sharing and Savings Plan and Trust	EIN 13-5268975 Plan #003

Statements of Assets Available for Benefits

	December 31

	2005	2004

Assets
Investments, at Fair Value:
Shares of Registered Investment Companies	$441,779,888	$395,078,024
Bank Collective Funds	242,879,602	231,712,226
ABN AMRO Unitized ADR Fund	18,047,735	15,568,391
ABN AMRO Unitized Income Plus Fund	235,652,008	221,470,590
Loans to Participants	28,874,875	27,296,816

Total Investments	967,234,108	891,126,047

Contributions Receivable:
Employers	25,781,354	27,736,200

Total Contributions Receivable	25,781,354	27,736,200

Assets Available for Benefits	$993,015,462	$918,862,247

See Notes to Financial Statements.

ABN AMRO Group Profit Sharing and Savings Plan and Trust	EIN 13-5268975 Plan #003

Statements of Changes in Assets Available for Benefits

	Year Ended December 31

	2005	2004

Additions
Contributions:
Participants	$57,720,378	$58,583,009
Employers	38,343,521	40,114,799
Investment Income	18,284,390	17,279,184
Miscellaneous Earnings	(541,946)	(185,975)

Total Additions	113,806,343	115,791,017

Deduction
Benefits Paid to Participants	(72,904,133)	(49,622,917)

Total Deductions	(72,904,133)	(49,622,917)

Net Realized and Unrealized Appreciation
in Fair Value of Investments	33,251,005	59,147,442

Net Increase	74,153,215	125,315,541
Assets Available for Benefits at Beginning of Year	918,862,247	793,546,706

Assets Available for Benefits at End of Year	$993,015,462	$918,862,247

See Notes to Financial Statements.

ABN AMRO Group Profit Sharing and Savings Plan and Trust	EIN 13-5268975 Plan #003

Notes to Financial Statements
For the Years Ended December 31, 2005 and 2004

1. Description of the Plan

The following description of the ABN AMRO Group Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document and the Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan is a defined-contribution plan covering all eligible employees of LaSalle Bank Corporation (formerly ABN AMRO North America, Inc.), affiliates and subsidiaries, and employees of Consumer & Commercial Client and Private Client & Asset Management Strategic Business Units of the offices of ABN AMRO Bank N.V. located in the United States and the U.S. Virgin Islands (collectively, the Employers), except those that may be covered by a foreign plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility and Contributions: Any eligible employee who has commenced participation in the Plan after having completed six months of service is a “limited participant” as defined in the Plan. A limited participant is eligible to participate only to the extent of electing 401(k) contributions to be made on their behalf and receiving Employer matching contributions. Any employee who has completed two years of service as defined in the Plan is eligible to fully participate in the Plan. Full participants may receive contributions from the Employers under the profit-sharing portion of the Plan. Special rules may apply with respect to employees acquired in connection with certain merger or acquisition transactions. Effective July 1, 2002, the percentage limitation increased to 100%, subject to the limits under the law. The Plan allows a participant to change this contribution under certain conditions. The Employers make a matching contribution equal to the lesser of 50% of the participant’s elective deferrals or 2% of such compensation, subject to the limits under law.

Employer contributions under the profit-sharing portion of the Plan are made in discretionary amounts determined by the respective board of directors of the Employers and are credited to each participant’s account based on the relationship of each participant’s annual base compensation earned while a participant to the total of such base compensation of all Plan participants. For all these purposes, compensation is limited by applicable law.

Special Provisions: Whenever affiliates or subsidiaries are acquired, the Fiduciary Committee (Committee) amends relevant sections of the Plan to govern how and when employees of merged companies can become participants. During 2004, employees of Envision Real Estate Software, Inc. became eligible to participate in the Plan due to a merger.

Whenever affiliates or subsidiaries are sold, the Committee amends relevant sections of the Plan to terminate Employer and employee contributions. During 2004, employees of Executive Relocation Corporation and ABN AMRO Trust Services Company had their participation terminated due to the sale of those companies.

Investment Options: The Plan offers twelve investment options listed below:

  ABN AMRO Unitized Income Plus Fund
  ABN AMRO Value Fund
  ABN AMRO Real Estate Fund
  LaSalle Aggregate Bond Index Fund
  ABN AMRO Balanced Fund

ABN AMRO Group Profit Sharing and Savings Plan and Trust	EIN 13-5268975 Plan #003

  ABN AMRO/Montag & Caldwell Growth Fund
  ABN AMRO/Veredus Aggressive Growth Fund
  ABN AMRO Company Stock (ADR) Fund
  LaSalle Large Cap Equity Index Fund
  Artisan International Fund
  ING International Value Fund
  Royce Total Return Fund

Participants are permitted to direct the trustees as to respective percentages of their account balances to be invested in each investment option and are permitted to periodically change those percentages and to direct the trustees to transfer a percentage of their accounts invested between the various funds. Contributions to the funds are invested in the pooled fund of LaSalle Bank N.A. Trust and Asset Management, the ABN AMRO family of mutual funds, and the ABN AMRO Company Stock (ADR) Fund, all parties in interest to the plan. In addition, contributions to the funds are invested in the Artisan and ING International funds and the Royce Total Return Fund.

An amendment effective January 1, 2005 states that no participant would be allowed to make more than three account investment elections in any one month.

Participant Accounts: Net earnings of the Plan are allocated to a participant’s account when earned based on the relationship of each participant’s adjusted account balance to the total of all such adjusted account balances with special adjustments for participant contributions (e.g., elective deferrals, rollovers). Accounts are adjusted to market on a daily basis. Participant account balances are fully vested at all times.

Payment of Benefits: In the event of retirement, termination of employment, death of a participant, or total disability while employed, the participant’s account may be distributed to the participant or beneficiary (in the event of the participant’s death) through the payment of installments over a fixed period of time or in payment of a lump sum. Also, under certain circumstances, a participant may withdraw a portion or all of certain of the amounts credited to his or her account. Special annuity and optional forms of payment apply to certain amounts transferred to the Plan from another plan in a merger.

Participant Loans: Participants may borrow from their fund accounts a minimum of $1,000 up to the maximum of $50,000, reduced by the highest outstanding balance of the participant’s loans from the Plan during the 12-month period ending on the day before the loan is made. Two outstanding loans are permitted. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans bear interest of 1.5% above LaSalle Bank N.A.’s prime rate in effect on the last business day of the calendar quarter prior to the quarter the loan is made.

Plan Termination: Although it has not expressed any intent to do so, the Employers have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the account of each participant shall be distributed to him or her.

ABN AMRO Group Profit Sharing and Savings Plan and Trust	EIN 13-5268975 Plan #003

2. Significant Accounting Policies

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments: The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year- end. The pooled trust funds for employee benefit plans are valued at quoted redemption value. The fair value of the ADR Fund is based on the market value of the ABN AMRO Holding N.V. American Depository Receipts traded on the New York Stock Exchange. The participant loans are valued at their outstanding balances, which approximates fair value.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

Investment Income Recognition: Purchases and sales of securities and funds are recorded on a trade-date basis. Investment income is recorded on an accrual basis.

Reclassifications: Certain 2004 amounts have been reclassified to conform with the 2005 presentation.

3. Investments

The Plan’s investments are held by a LaSalle Bank N.A. Trust and Asset Management* (the Trustee) administered trust fund. Until September 10, 2004, Riggs National Bank was retained as the custodian for the ADR Fund and as the Plan’s custodian. Effective September 11, 2004, Wachovia was retained as the custodian for the ADR Fund and as the Plan’s custodian.

ABN AMRO Group Profit Sharing and Savings Plan and Trust	EIN 13-5268975 Plan #003

Appreciation in the fair value of the Plan’s investments (including investments bought, sold, as well as held during the year) is as follows:

	2005		2004

	Appreciation in Fair Value During Year	Fair Value at End of Year	Appreciation in Fair Value During Year	Fair Value at End of Year

Fair Value as Determined by Quoted
Market Price:
Shares of Registered Investment
Companies	$13,296,067	$441,779,888	$33,773,167	$395,078,024
ABN AMRO Unitized
ADR Fund*	581,450	18,047,735	2,655,645	15,568,391
ABN AMRO Unitized
Income Plus Fund*	9,211,416	235,652,008	2,830,615	221,470,590

Total	23,088,933	695,479,631	39,259,427	632,117,005

Fair Value as Determined by Quoted
Redemption Value:
Bank Collective Funds*	10,162,072	242,879,602	19,888,015	231,712,226

Total	10,162,072	242,879,602	59,147,442	231,712,226

Fair Value Approximates Outstanding
Balance:
Loans to Participants	-	28,874,875	-	27,296,816

Total	-	28,874,875	-	27,296,816

Total Appreciation In Fair Value	$33,251,005	$967,234,108	$59,147,442	$891,126,047

*Indicates a party in interest to the Plan

The fair value of individual investments that represent 5% or more of the Plan’s assets is as follows:

	2005	2004

ABN AMRO*/Montag & Caldwell Growth Fund	$108,960,657	$104,829,972
Artisan International Fund	51,450,621	-
ABN AMRO* Balanced Fund	60,934,387	61,491,987
ABN AMRO*/Unitized Income Plus Fund	235,652,008	221,470,590
Bank Collective Funds*:
LaSalle Large Cap Equity Index Fund	194,816,929	186,698,829
ABN AMRO* Equity Mutual Funds:
Value Fund	82,184,921	74,391,044

Total	$733,999,523	$648,882,422

*Indicates a party in interest to the Plan.

ABN AMRO Group Profit Sharing and Savings Plan and Trust	EIN 13-5268975 Plan #003

4. Transactions With Parties in Interest

LaSalle Bank Corporation and LaSalle Bank N.A., participating Employers in the Plan, provide all services for the Plan and LaSalle Bank N.A. pays all costs incurred. Such costs include fees for trust services performed by the Trustee.

5. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated February 20, 2004. The Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Supplemental Schedule

ABN AMRO Group Profit Sharing and Savings Plan and Trust	EIN 13-5268975 Plan #003

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

	December 31, 2005

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment or Number of Shares/Units	Current Value

Bank Collective Funds*:
LaSalle Large Cap Equity Index Fund	5,970,302	$194,816,929
LaSalle Aggregate Bond Index Fund	4,490,999	48,062,673

Shares of Registered Investment Companies:
ABN AMRO* Value Fund	6,703,501	82,184,921
ABN AMRO* Balanced Fund	5,792,242	60,934,387
ABN AMRO*/Montag & Caldwell Growth Fund	4,564,753	108,960,657
ABN AMRO*/Veredus Aggressive Growth Fund	1,967,089	38,240,211
ABN AMRO*/ Real Estate Fund	2,147,638	32,644,091
Artisan International Fund	2,032,818	51,450,621
ING International Value Fund	1,595,923	28,519,144
Royce Total Return Fund	3,117,645	38,845,856

ABN AMRO* Unitized ADR Fund	1,221,282	18,047,735
ABN AMRO* Unitized Income Plus Fund	223,493,938	35,652,008

Participant Loans	Varying rates originated at Prime + 1.5% and varying maturities	28,874,875

Total		$967,234,108

*Indicates party in interest to the Plan.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the ABN AMRO Group Profit Sharing and Savings Plan and Trust has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABN AMRO GROUP PROFIT SHARING AND SAVINGS PLAN AND TRUST

Date:	June 29, 2006	By:	/s/ Marianne Bamonte

			Name:	Marianne Bamonte
			Title:	Senior Vice President Global Securities and Trust Services, LaSalle Bank N.A.

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Velma Butler & Company, Ltd.